THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

June 13, 2013

Filer Desk
Mail Stop 3040
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

> **Re: REIA Investments, LLC**
> **Offering Statement on Form 1-A**
> **Filed February 4, 2013**
> **File No. 024-10341**

Dear Mr. Dang,

Please see the answers to your comments below.

> General
> 1.   Please send all amendments and correspondence to the following address: Filer Desk — Mail
>   Stop 3040, U.S. Securities and Exchange Commission, 100 F. Street N.E., Washington,
>   D.C. 20549.
>
>   Noted.
>
> 2.   We note your response to comment 1 of our comment letter dated March 4, 2013. We have
>   forwarded your response to the Division of Investment Management. As such, for all matters
>   relating to our comment regarding the Investment Company Act, please contact Rochelle
>   Plesset in the Division of Investment Management and engage directly.
>
>   Thank you.
>
> Plan of Operations, page 20
>
> 3.   We note your response to comment 7. Please revise to include the information required by
>   Model A. Question 4(b) of Form 1-A.

We have added the following:

If we are unable to meet the milestones above within the stated schedule, we could experience the following consequences:

1. Missed opportunities to promote the fund and raise funds.
2. Increased costs related to bookkeeping that will not be supported by revenues or investor funds.
3. Increased costs related to legal fees.
4. Missed opportunities to purchase assets.
5. Changes in the market prior to reaching certain milestones, such as improvements in the economy so that there is not enough inventory for us to purchase could lower our expected returns.
6. Changes in the market prior to reaching certain milestones, such as not raising funds in t a timely manner could cause us not being able to purchase certain assets.
7. Changes in the marketplace could cause us to not be able to sell any assets we acquire at a price that would be profitable.

After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

4.   Considering your disclosure that you do not have any current relationships evidenced by written agreements in place, please revise to discuss the research you have conducted, if any, related to the viability of your plan of operations based on the minimum amount being offered.
        We added the following in the hopes to satisfy this comment:

        Since the Company does not currently have a written agreement with the National REIA or any other REIA's in the country, there is no guarantee that the Company will be able to sell assets to members of REIAs. However, it is the Manager's experience that he will be able to sell assets to real estate investors, whether or not REIA members, at the prices herein suggested.

Seller Financing, page 25

5.   Please tell us how underwriting criteria 4 of 50% reconciles with your example on page 25 that you may provide 100% financing.

        We believe that we will be purchasing properties at a rate of up to 25% and resell at a value of 50% of the overall value in some cases, we will be able to finance at 100% of the overall value and still maintain a 50% equity value.

        We have updated it to read as follows:

4.)   We may lend 50% of the value but up to 100% financing for the buyer if the sales price is 50% of the BPO value.

Our Strengths and relationships with Real Estate Investment Associations, page 26

6.   It appears that you may be dependent on the National REIA and the local REIAs in order to carry out your operations As such, please revise to provide additional disclosure regarding these entities so that potential investors can better understand your possible network. Also, explain the "business

relationship" between your promoter and the National REIA.

We have updated to read the following:

Mr. Hennigan is on the board of directors of National REIA and was the founder of National REIA in 1985 under the name National Leadership Congress. National REIA has agreed to promote, informally, the offerings that the Company may have to all member associations and the tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with National REIA by providing properties and opportunities to its members as well as allowing REIA members at the various associations and on the national level to provide services as needed to the Company on a "first come, most qualified" basis. We currently do not have a written agreement with National REIA.

The National Real Estate Investors Association is a 501 (c) 6 trade association. We are a federation made up of local associations or investment clubs throughout the United States. We represent local investor associations, property owner associations, apartment associations, and landlord associations on a national scale. Together we represent the interests of approximately 40,000 members across the U.S. As such, we are the largest broad based organization dedicated to the individual investor.

The National REIA's mission is "to develop, support and promote local real estate investor organizations while serving the interests of the real estate investment industry through networking, education, support, leadership on legislative issues, and promoting professionalism and standards of excellence in [the] industry."

Purchase and sale (or turnover) of investments, page 27

7.   We note your response to comment 16 that you intend to "turnover assets within five years...." Please revise to clarify how that is consistent with your disclosure on page 22 that you plan on selling your first assets one month after purchasing them.

We have updated this to read as follows to provide clarity:

For example, if a property is a cash flow positive property that yields better returns as a rental or a seller carryback financing property, as opposed to an outright sale of the property, we many hold the property for up to 5 years. However, some acquisitions may be disposed of in as little as 30 days if it is more advantageous to dispose of the property quickly at a profit.

Capitalization, page 33

8.   Your revised disclosure in response to prior comment 25 includes a summary balance sheet. Please revise to present a capitalization table in the format proscribed by Model A Question 13 of Form 1-A.

We have added the following table and footnotes:

	Amount Outstanding		
	As of 3/31/2013	Minimum	Maximum
Debt			
Short-term debt	$750	$0	$0
Long-term debt	$0	$0	$0

Total Debt	$0	$0	$0
Stockholder's Equity (deficit)			
Preferred Units	$0	$1,000,000	$5,000,000
Class C(1)	$0	$400,000	$2,000,000
Class B(2)	$0	$300,000	$1,500,000
Class A(3)	$0	$300,000	$1,500,000
Common Units (held by the Manager)(4)	$30,000	$50,000	$50,000
Retained Earnings (Deficit)(5)	($19,665)	($20,415)	($20,415)
Total Capitalization	$9,585	$1,029,585	$5,029,585

(1) Assumes that subscribers purchase $400,000 of the Class C units. This is not possible to determine at this time.
(2) Assumes that subscribers purchase $300,000 of the Class B units. This is not possible to determine at this time.
(3) Assumes that subscribers purchase $300,000 of the Class C units. This is not possible to determine at this time.
(4) To date, the Manager has purchased $30,000 in Common Units and intends to purchase up to $20,000 in units.
(5) Retained earnings based on the sale of units is difficult to estimate.

Plan of Distribution, page 34

9.   We note your response to comment 32 and re-issue the comment in part. Please clarify whether education on real estate and real estate related investments is a prerequisite to REIA membership. In this regard, we note your disclosure on page 35 that "prospective investors must be a member in good standing of a REIA... to assure that prospective investors are somewhat educated on real estate and real estate related investments prior to investing."

We have added:

Education on real estate and real estate related investments is not a prerequisite to REIA membership.

10.   Please tell us how you will utilize the National REIA and local REIAs in your offering.

We intend on arranging speaking arrangements with both the National and local REIA's. To date, multiple REIA groups have expressed interest in allowing our Manager, Mr. Tom Hennigan to speak about REIA Investments, its market strategy, educate audience members about trends in the real estate industry that effect the business of REIA Investments, as well as potential opportunities to invest in REIA investments. REIA investments also intends to purchase booth space at REIA events and sponsor certain REIAs if our Manager feels that such investment is of the highest and best use of Company money and time.

11.   On page 46, you disclose that "no person may initially acquire less than 25,000 units...." Please revise to clarify how this is consistent with your offer of Class C preferred units.

This was a typo and has been revised.

Officers and Key Personnel of the Company, page 36

12.	We note your response to comment 33. Please revise to clarify what "60% of his time on company matters" means. For instance, please indicate the amount of hours (per week) Mr. Hennigan intends to spend on company matters, if less than 40 hours.

We have updated to read:

Mr. Hennigan intends to spend 25 hours of his time per week on Company matters.

Advisory Board, page 37

13.	We note your response to comment 34. Please delete the disclosure relating to all advisory board members.

Revised.

Cash Distributions, page 47

14.	Please clarify if distributions are paid first to Class A members, then to Class B members, etc. or if all three classes are paid simultaneously. Please also clarify how distributions are allocated in the event that there is not enough cash available from operations to satisfy the specified level of returns to all classes of investors.

Returns shall be paid on a pari pasu basis. We have updated this section to reflect this.

We have also added the following:

If such returns do not support a minimum of 7% annualized return to the Class A Preferred Members, returns shall be distributed prorata, in accordance with the available distributions. Such returns will be dependent on the amount of Class A Preferred Members, Class B Preferred Members, and Class C Members. Regardless, all Members shall receive a return that will be weighed in accordance with the Class of Membership Interest held.

We have also updated the Operating Agreement of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46
Liquidity and Capital Resources, page 46

15.	We note your disclosure that you currently have $11,085 in cash and your only cost thus far has been legal fees, and that you believe cash available will sustain operations for twelve more months. This contradicts information on your statements of operations that indicates your costs include rents, accounting fees, office expense and advertising, in addition to legal fees. In that regard, it appears that you have recurring expenses (including rent, office expense and advertising) of approximately $3000/month. Please advise and revise your liquidity section as necessary.

We have updated to read as follows:

In an effort to cut down on expenses, the Company has decided to forgo its office space and instead run Company operations from the home of Mr. Hennigan at no charge. In the future, if finances are fit and the Company requires such, Mr. Hennigan may elect to move the Company into its own office space. In the meantime, the Company has updated its address to its agent for service of process and will accept other forms of mail at its PO BOX.

It is expected that most other recurring expenses such as website, advertising, and marketing will not be incurred until fundraising has commenced and capital resources allow for such expenditures and in accordance with our Use of Proceeds.

Part III — Exhibits

16.   We note your response to comment 28. Please revise the exhibit index to include the form of escrow agreement.

        According to our records, it does – it is #6.

Exhibit 5. Opinion re Legality

17.   We note your response to comment 52 of our comment letter dated March 4, 2013. We have been unable to locate the revised language. Please revise to have counsel opine that the preferred units will, when sold, be legally issued, fully paid and non-assessable.

        It is the last sentence of the first paragraph:

        The Units, when sold, be legally issued, fully paid and non-assessable.

18.   The penultimate paragraph appears to limit investor reliance on the opinion. Please revise to remove this limitation.

        Removed.

The Company acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

 (i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form 1-A, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form 1-A;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form 1-A does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form 1-A; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form 1-A was accelerated by the Commission.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.

Enclosures